Notice to Shareowners of Pioneer Floating Rate Trust
In Pioneer Floating Rate Trust's semiannual report dated May 31, 2016, which was recently mailed to shareowners, interest income and net realized loss on investments for the six months ended May 31, 2016, were incorrectly reported on the Statement of Operations (Page 43). Adjustments were made to increase interest income and to increase net realized loss. The incorrect information affected balances reported on the Statement of Assets and Liabilities (Page 42), Statement of Changes in Net Assets (Page 44),
Statement of Cash Flows (Page 45), as well as the net investment income per share and net investment income ratios in the Financial Highlights (Page 46). The correct interest income, net realized loss on investments, net investment income per share and net investment income ratios are reflected in the attached semiannual report dated May 31, 2016.
We apologize for this error and any inconvenience that it may have caused.
If you have any questions regarding this matter, please feel free to contact our Client Services Department at 1-800-225-6292 from Monday through Friday,
8 a.m. to 7 p.m. EST.
Before investing, consider the Fund's investment objectives, risks, charges and expenses. Contact your advisor or Pioneer Investments for a prospectus containing this information. Read it carefully.